

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

> **Re: Guardion Health Sciences, Inc.**
> **Registration Statement on Form S-1 filed November 30, 2017**
> **Response dated December 18, 2017**
> **File No. 333-221813**

Dear Mr. Favish:

We have reviewed your response dated December 18, 2017 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2017 letter.

Correspondence dated December 18, 2017

Cover page

1.   We note your response to comment 1, which we reissue. Item 501(b)(3) of Regulation S-K requires disclosure of the offering price of your securities to the public, and where such disclosure is impracticable, it is permissible to disclose the method by which the offering price is to be determined. However, where there is no public market for the securities, referring generally to privately negotiated prices or disclosing a fixed price and the alternative of privately negotiated prices is insufficient to meet the requirements of Item 501(b)(3). Please revise to disclose a fixed price at which shares will be sold until such time that your common stock is listed on a national securities exchange, or quoted on the

OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

You may contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David I. Sunkin, Esq.